SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Multi-Color Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

625383 10 4
(CUSIP Number)

January 20, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 86183 P 10 2			Page 2 of 2

1.	Name of Reporting Person: The Margaret Clark Morgan Foundation		I.R.S. Identification Nos. of above persons (entities only): 34-1948246

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 530,665

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 530,665

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 530,665

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: 00

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 3 Pages

Item 1(a).	Name of Issuer:

Multi-Color Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

425 Walnut Street, Suite 1300, Cincinnati, Ohio 45202

Item 2(a).	Name of Person Filing:

The Margaret Clark Morgan Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1521 Georgetown Road, Suite 205, Hudson, Ohio 44236

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Common Stock, with no par value

Item 2(e).	CUSIP Number:

625383 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

530,665

(b)	Percent of class:

8.4%

Page 4 of 4 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 530,665

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 530,665

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2004
(Date)

The Margaret Clark Morgan Foundation

By: /s/ Deborah D. Hoover
     (Signature)

Deborah D Hoover, President
(Name/Title)